Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	% Owned
Powersmart Holdings Limited	British Virgin Islands	100%
Smarthigh Holdings Limited	British Virgin Islands	100%
Henan Gengsheng Refractories Co., Ltd.	PRC	100%
ZhengZhou Duesail Fracture Proppant Co., Ltd.	PRC	100%
Henan Gengsheng High-Temperature Materials Co., Ltd.	PRC	89.3%